

Mail Stop 3561

May 19, 2016

<u>Via E-Mail</u>
Carlo Buffone
Chief Financial Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, Nevada 89445

      Re: **Paramount Gold Nevada Corp.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 18, 2016
              File No. 001-36908

Dear Mr. Buffone:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brigitte Lippmann (for)

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel,
                        and Mining

cc: James Seery, Esq.
        Duane Morris LLP